RECEIVED MAR 0 1 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 211

SECURITIE

11020919

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Execution Clearing Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington BLVD
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Clearing Services LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Clearing Services LLC for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Timothy P. Dunham
Chief Operations Officer

Sean Galvin
Chief Financial Officer

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Clearing Services LLC
Statement of Financial Condition
December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	12,691
Cash segregated under federal and other regulations		7,500
Collateralized agreements:		
Securities borrowed		1,162,202
Receivable from brokers, dealers and clearing organizations		214,253
Receivable from customers		36,555
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $818		3,856
Other assets		3,011
Total assets	$	1,440,068
Liabilities and Member's Equity		
Liabilities		
Collateralized financings:		
Securities loaned	$	527,945
Financial instruments sold under agreements to repurchase		340,000
Payable to brokers, dealers and clearing organizations		420,814
Payable to customers		18,968
Accrued expenses and other liabilities		7,372
Total liabilities		1,315,099
Commitments and contingent liabilities (Note 7)		
Member's equity		124,969
Total liabilities and member's equity	$	1,440,068

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Clearing Services LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's sole member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is Knight Capital Group, Inc. ("KCG"). The Company provides settlement and clearance services for KCG's broker-dealer subsidiaries. The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Company, the National Securities Clearing Corporation, the Options Clearing Corporation and a registered clearing member of the New York Stock Exchange, NYSE Arca, NYSE Amex, the International Securities Exchange, the National Stock Exchange, The Chicago Board Options Exchange, the CBOE Stock Exchange, Nasdaq OMX, Nasdaq OMX BX, Nasdaq OMX PHLX, BATS, Direct Edge, the National Futures Association and the Municipal Securities Rulemaking Board.

Effective January 1, 2011, KCG completed an internal reorganization among certain wholly-owned subsidiaries whereby Knight Direct LLC and Knight Bondpoint, Inc. were merged into the Company, which was renamed Knight Execution & Clearing Services LLC.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash Segregated Under Federal and Other Regulations

Cash of $7.5 million has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Collateralized Agreements and Financing

Collateralized agreements consist of securities borrowed. Collateralized financings consist of securities loaned and financial instruments sold under agreements to repurchase.

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received, which approximates fair value. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. Securities loaned transactions help finance the clearance and settlement activities whereby the Company lends stock in exchange for the receipt of cash or other collateral from the borrower. In these transactions, the Company receives or lends cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial instruments sold under agreements to repurchase are used to finance securities inventory of affiliated introducing brokers and are recorded at their contractual amount, which approximates fair value. The Company has entered into tri-party repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these securities on a daily basis. The market value of the securities delivered must be equal to or in excess of the principal amount loaned under the tri-party repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Net deferred tax assets are included in Other assets on the Statement of Financial Condition.

Stock-Based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs, which are allocated from KCG, are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Collateralized Transactions

The Company receives financial instruments as collateral in connection with securities borrowed. Such financial instruments generally consist of equity and convertible securities but may include obligations of the U.S. government, federal agencies, sovereignties and corporations. In most cases, the Company is permitted to deliver or repledge these financial instruments in connection with securities lending and other secured financings and meeting settlement requirements.

As of December 31, 2010, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $1.13 billion, of which $1.09 billion had been delivered or repledged, (of which $242.3 million could be repledged by the receiving counterparty).

The Company also pledges assets in order to finance securities inventory positions of its affiliated introducing brokers to counterparties who, in turn, are permitted to deliver or repledge them. Financial instruments pledged to counterparties that have the right to deliver or repledge them were $269.1 million at December 31, 2010.

Additionally, the Company enters into collateralized transactions in order to finance securities inventory positions of its affiliated introducing brokers. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements. Financial instruments owned by affiliated introducing brokers and pledged to counterparties that did not have the right to sell or repledge such financial instruments consisted of equity securities with a fair value of $386.4 million as of December 31, 2010. Repurchase agreements are short-term in nature and mature within one year.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2010 consist of the following:

(in thousands)	Receivable	Payable
Affiliated introducing brokers	$ 813	$ 330,763
Clearing organizations	139,887	67,362
Securities failed to deliver/receive	73,204	21,983
Other	349	706
	$ 214,253	$ 420,814

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximates fair value.

5. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on delivery versus payment ("DVP") and receive versus payment ("RVP") transactions. Securities owned by customers are held as collateral for receivables.

6. Fixed Assets and Leasehold Improvements

Fixed Assets and leasehold improvements comprise the following:

(in thousands)

Leasehold improvements	$	394
Furniture and fixtures		163
Computer software		3,808
Equipment		36
Computer hardware		273
		4,674
Less: Accumulated depreciation		818
	$	3,856

7. Commitments and Contingent Liabilities

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these potential matters would not likely have a material adverse impact on the business, financial condition or operating results of the Company. As of December 31, 2010, the Company has no outstanding litigation.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares and Restricted Stock Units
Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are generally canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to restricted awards based on the market value of KCG's common stock at the date of grant, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date.

Stock Options
KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are generally canceled if employment is terminated before the end of the relevant vesting period.

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. Stock options granted have exercise prices equal to the market value of KCG's common stock at the date of grant as defined by the Stock Plans. The principal assumptions utilized in valuing options and the methodology for estimating such model inputs include: 1) risk-free interest rate - estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option, 2) expected volatility - estimate is based on several factors including implied volatility of market-traded options on KCG's common stock on the grant date and the historical volatility of KCG's common stock and 3) expected option life - estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. There were 13,000 options granted to employees during 2010.

9. Related Party Transactions

Compensation expenses related to the overall management of the Company are allocated to the Company by an affiliate of the Company.

The Company pays KCG and an affiliate for allocated accounting, legal, IT and other support staff costs, which are a direct allocation of employee time, as well as other direct expenses incurred by or allocable to the Company.

The Company receives fees from affiliates for clearing introduced transactions from customers and proprietary transactions of the affiliates.

Related to the clearance of proprietary transactions introduced by affiliates, the Company carries balances related to the proprietary accounts of these introducing brokers ("PAIB"). Included in Receivable from and Payable to brokers, dealers and clearing organizations are PAIB balances Receivable from and Payable to affiliates of $813,000 and $330.7 million, respectively.

In the normal course of business, the Company may enter into short-term loans, payable on demand, from affiliated companies for which the Company pays an amount approximating its borrowing rate. During 2010, these fees amounted to $3.4 million. Receivable from affiliates at December 31, 2010 include $1.7 million in noninterest bearing receivables.

10. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2010 of $79,000 is included in Other assets on the Statement of Financial Condition. The deferred tax asset is attributable to differences in the book and tax bases of the Company's fixed assets and other assets, as well as deferred compensation.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the activities of the Company involve the clearance, settlement, and financing of various securities transactions for affiliated introducing brokers and their institutional customers. These activities may expose the Company to off-balance-sheet risk in the event an affiliate, customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The securities clearance and settlement activities of the affiliates and their customers are transacted on either a cash, receive/deliver versus payment ("RVP/DVP") or margin basis. Substantially all of the affiliates' customer transactions are settled on an RVP/DVP basis which involves payment or receipt of funds at substantially the same time underlying securities are received from or delivered to other brokers.

The Company extends credit to its affiliates, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' accounts. In connection with these activities, the Company clears transactions of affiliates involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliates activities by requiring affiliates to maintain margin collateral in accordance with various regulatory and internal guidelines. The Company monitors these required margin levels on a daily basis and, pursuant to such guidelines, requires the affiliates to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge customer and affiliate securities as collateral in support of various secured financing sources such as bank loans, securities loaned and tri-party repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return customer or affiliate securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or affiliate obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined.

At December 31, 2010, the Company had net capital of $84.2 million, which was $83.2 million excess of its required net capital of $1.0 million.

Knight Clearing Services LLC

Statement of Financial Condition
December 31, 2010

Knight Clearing Services LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Knight Clearing Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Clearing Services LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011